KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

PUBLIC ANNOUNCEMENT

EXTENSION OF TENDER OFFER UNTIL

5:00 P.M., PACIFIC TIME, ON NOVEMBER 9, 2020

November [●], 2020

This Public Announcement serves to inform all interested parties that Kyto Technology and Life Science, Inc. (the “Company”) has elected to extend the expiration date for its offer to amend and exercise the Company’s warrants to purchase 4,200,000 shares of the Company’s common stock issued to investors with an exercise price of $1.20 per share (the “Tender Offer”) until 5:00 p.m., Central Time, on Monday November 9, 2020. Payment for properly tendered shares will be made promptly upon the expiration of the offer or as soon as practicable thereafter. The Tender Offer previously was scheduled to expire on at 5:00 p.m., Pacific Time, on Saturday October 31, 2020. The full terms and conditions of the Tender Offer (excluding the extension of the expiration date described above) are set forth in the Offer to Amend and Exercise, Election to Participate and related materials, each dated October 1, 2020, as amended and supplemented from time to time (the “Offer Materials”).

Stockholders of the Company that have already tendered their shares need not take any further action as a result of this Public Announcement.

This Public Announcement is for informational purposes only and shall not constitute an offer to purchase, nor a solicitation for acceptance, of the Tender Offer. The Tender Offer is being made only pursuant to the Offer Materials.